

SEATTLE GUMMY COMPANY

Series B Financing - Confidential Memorandum of Terms

This Memorandum of Terms summarizes the principal terms of the Series B Preferred Stock financing of Seattle Gummy Company, a Washington corporation (the "**Company**"). No legally binding obligations will be created by this Memorandum of Terms until definitive agreements are executed by all parties.

Offering:

Securities:	Series B Preferred Stock (the "**Series B Preferred**", also referred to as the "**Preferred Stock**").
Investor(s):	Investor(s) as undersigned, and other investors approved by the Company's Board of Directors (the "**Investors**").
Anticipated Closing Date:	Initial closing to occur on or before December 31, 2021, (the "**Initial Closing**"). The Company may sell additional shares of Series B Preferred in one or more closings to Investors within 90 days after the Initial Closing, as may be extended by the Company in its sole discretion.
Pre-money Valuation:	$56 million on an as-converted, fully-diluted basis.
Aggregate Offering Amount:	Up to $9,984,618 **(only $1,069,996.80 through Reg CF)**
Price per share:	$19.20
Use of Proceeds:	Working capital and general corporate purposes.

Terms of the Series A Preferred:

Rights, Preferences, Privileges and Restrictions:	<u>Dividend Provisions</u>: Noncumulative dividends of 4% per annum, payable as, if and when declared by the Board. No dividends shall be paid on the Common Stock prior to the full payment of the dividends set forth above. For any additional dividends, the holders of Preferred Stock shall participate pro-rata with the Common Stock on an as-converted basis. <u>Liquidation Preference</u>: In the event of any liquidation or winding up of the Company, or any Deemed Liquidation Event (defined below),

prior to and in preference to any other payments to holders of the Common Stock (defined below), the holders of Series A Preferred Stock shall be entitled to receive an amount equal to the applicable original purchase price per share of Series B Preferred (as adjusted for stock splits, stock dividends, recapitalizations, etc.) plus the amount of all declared but unpaid dividends on each share of Preferred Stock, which shall be distributed ratably among the holders of Series B Preferred on a, pari passu basis, and in proportion to the full preferential amount each holder of Series B Preferred is entitled to pursuant to this liquidation preference (the "**Series B Liquidation Preference**").

The balance of any proceeds shall be distributed pro rata to holders of Common Stock.

A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) and a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event (a "**Deemed Liquidation Event**"), thereby triggering payment of the liquidation preferences described above unless the holders of a majority of the Preferred Stock elect otherwise.

Conversion: Each holder of Preferred Stock shall have the right to convert shares of the Preferred Stock at any time, at the option of the holder, into shares of the Company's Common Stock (the "**Common Stock**"). The conversion rate for each series of Preferred Stock immediately following the Closing shall initially be 1:1 except as set forth below, and shall be subject to antidilution adjustment as described below.

Automatic Conversion: Each share of Preferred Stock shall automatically convert into Common at the then applicable conversion rate, upon the earlier to occur of (i) the closing of a firmly underwritten public offering of shares of Common of the Company with total gross offering proceeds to the Company in excess of $100 million (a "**Qualified Public Offering**"), or (ii) the affirmative consent of the holders of at least a majority of the then outstanding shares of Preferred Stock (voting as a single class).

Antidilution Provisions:

(1)   Adjustments. The conversion price of each series of Preferred Stock shall be subject to adjustment, on a broad-based weighted average basis, to prevent dilution in the event that the Company issues

additional shares at a purchase price per share less than the then current applicable Conversion Price.

(2)   Exceptions. There will be no adjustment to the Conversion Price of the Preferred Stock for issuances of (i) shares of Series B Preferred issued at the Initial Closing, or any subsequent closings thereafter, (ii) shares of Common Stock issued upon conversion of Preferred Stock, (iii) shares of Common Stock or options issued to employees, consultants or directors in accordance with plans approved by the Board, (iv) shares issued upon exercise of options or warrants existing on the Closing Date, (v) shares of Common Stock issued as a dividend or distribution on Preferred Stock, (vi) shares of Common issued in a Qualified Public Offering, (vii) shares of Common Stock issued or issuable pursuant to an acquisition of another corporation by the Company provided such acquisition is approved by the Board, (viii) shares issued or issuable pursuant to equipment lease and bank financing arrangements approved by the Board, (ix) shares issued in transactions of primarily a strategic not financial nature, as determined by the Board, (x) shares of Common Stock issued to suppliers of goods or services pursuant to transactions approved by the Board; or (xi) shares of Common Stock that are otherwise excluded by vote or written consent of holders of at least a majority of Preferred Stock (the foregoing issuances described in subsections (i) through (xi) shall be referred to as the "**Exempted Issuances**").

Voting Rights: The holder of each share of Preferred Stock shall have the right to a number of votes equal to the number of shares of Common Stock issuable upon conversion of the Preferred Stock. The Preferred Stock shall vote with Common Stock on an as-converted basis on all matters except as specifically provided herein or as otherwise required by law.

The Company's Certificate of Incorporation will provide that, subject to the protective provisions below, the number of authorized shares of Common Stock and Preferred Stock may be increased or decreased with the approval of a majority of the Preferred Stock and Common Stock, voting together as a single class, and without a separate class vote by the Common Stock or Preferred Stock.

Protective Provisions: Consent of holders of at least a majority of the Preferred Stock, voting as a single class, shall be required for any action (whether consummated by merger, amendment, recapitalization, consolidation or otherwise) which (i) adversely and materially alters or changes the rights, preferences or privileges of the Preferred Stock as a class or the rights, preference and privileges of any series of Preferred Stock in a manner that disproportionately affects such series relative to other then outstanding series of Preferred Stock, (ii) increases the

	authorized number of shares of any then outstanding series of Preferred Stock, (iii) creates any new class or series of shares having rights, preferences or privileges senior to the Preferred Stock, (iv) approves the purchase, redemption or other acquisition of any Common Stock, other than repurchases pursuant to stock restriction agreements approved by the Board that grant to the Company a right of repurchase upon termination of the service or employment of a consultant, director or employee, (v) authorizes the payment of a cash dividend to any holders of any class or series of capital stock, (vi) results in a Deemed Liquidation Event, (vii) approves the liquidation or dissolution of the Company, (viii) or changes the size of the Board. Financial Information: Investors that have invested at least $1,000,000 and holders of Common Stock representing at least five percent (5%) of the issued and outstanding shares ("**Major Investors**") in the Company will receive standard information and inspection rights. Participation Rights: Major Investors will have the right to participate on a pro rata basis in subsequent issuance of equity securities. Board Matters: one (1) director seat is provided for the holders of Series B Preferred with an accumulative investment amount of at least $6,000,000.
Purchase Agreement:	The investment shall be made pursuant to a Series B Preferred Stock Purchase Agreement which shall contain, among other things, appropriate representations and warranties of the Company, covenants of the Company reflecting the provisions set forth herein, and appropriate conditions of closing. The Purchase Agreement shall provide that it may only be amended with the approval of the Company and holders of at least a majority of the Series B Preferred issued pursuant to the Purchase Agreement. Conditions to closing shall include the filing of an Amended and Restated Certificate of Incorporation establishing the rights and preferences of the Series B Preferred and the execution and delivery of an Amended and Restated Stockholders Agreement.
Employee and Consultant Agreements:	Each employee or consultant of the Company shall have signed a proprietary information agreement providing that (i) he is either an at-will employee or a consultant of the Company, as the case may be, (ii) he will maintain all Company proprietary information in confidence, and (iii) he will assign all inventions created by him as an employee or consultant during his employment or service to the Company.

Qualified Small Business Stock:	The Company shall make satisfactory representations to the Investors that (a) the stock being purchased is "qualified small business stock" within the meaning of Section 1202 of the Internal Revenue Code.
Affiliated Parties:	For purposes of determining rights pursuant to share thresholds, a holder of Preferred Stock shall be entitled to aggregate all shares held by affiliated funds and constituent partners and members.
Legal Fees and Expenses:	Each party shall pay its own legal fees and expenses related to this Agreement.
Confidentiality:	Except as required by law, the parties will not disclose the terms of this Memorandum of Terms to any person other than their respective officers, members of the Board of Directors and their accountants and attorneys and other potential investors; provided that such persons are appraised of the confidential nature of this Memorandum of Terms.
Nonbinding Effect:	In consideration of the time and expense devoted and to be devoted by the Investors and the Company with respect to the Series B Financing, the Confidentiality provision of this Memorandum of Terms shall be a binding obligation of the Company and the Investors whether or not the Series B Financing is consummated. This Memorandum of Terms is not a commitment to invest or accept an investment and represents only the current thinking of the parties with respect to the Series B Financing. Other than the Confidentiality provision, this Memorandum of Terms is not intended to create any legally binding obligations on either party, and no such obligation shall be created unless and until the parties enter into a stock purchase agreement as contemplated under the paragraph entitled "Purchase Agreement" above.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this Memorandum of Terms to be executed.

SEATTLE GUMMY COMPANY   **INVESTOR**

By: _____   By: _____

Name: Connie Wan PhD JD   Name:

Title: CEO   Title:

EXHIBIT A

PRE-FINANCING CAPTABLE

Available upon request.